Exhibit 99.1

Draganfly to Showcase Cutting-Edge Drone Technologies at XPONENTIAL 2024 in San Diego

Draganfly to Speak at Law-Tech Connect™ Panel During AUVSI XPONENTIAL 2024

San Diego, CA., April 11, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer is pleased to announce its participation at XPONENTIAL 2024 at booth #3818 in San Diego, CA from April 22nd to April 25th.

At booth #3818, attendees can experience Draganfly’s latest innovations, including new safety features and advanced communications capabilities for the Commander 3XL and Heavy Lift Platforms. The Draganfly Commander 3XL will be on display, showcasing its distinctive capabilities across various applications. Draganfly’s latest Precision Delivery Platform is highlighted, offering cutting-edge delivery solutions for aerial logistics.

The Starling X.2, a product developed in partnership with Promo Drone, will also be presented, offering a glimpse into the future of unmanned aerial communication systems. Come visit the booth for details on when our demos will take place.

Draganfly’s CEO, Cameron Chell, and Draganfly’s COO, Paul Mullen, will be in attendance.

Cameron Chell will participate in the panel discussion “Getting Intelligent on Artificial Intelligence” on April 22nd from 3 pm – 4 pm in Room 4 at the San Diego Convention Center.

“Draganfly is thrilled to be at the forefront of the evolving landscape of drone technology and artificial intelligence, as showcased at the Xponential conference,” said Cameron Chell, CEO of Draganfly. “We’re proud to demonstrate the capabilities of our North American-made drone technologies at the San Diego Convention Center, signaling a showcase of our current achievements and a preview of exciting product developments yet to be announced. This moment reflects our team’s relentless pursuit of innovation and excellence. We look forward to connecting with attendees and fellow pioneers to discuss the future of AI and drone technology and to share a sneak peek of the new directions Draganfly is heading towards.”

P3 Tech is a veteran and woman-owned business founded and run by Dawn Zoldi (Colonel, USAF Retired), a licensed attorney and globally renowned emerging tech industry expert. Ms. Zoldi’s experience includes 28 years of service to the U.S. Air Force as a Judge Advocate (military lawyer), Associate General Counsel, and U.S. Air Force Academy leader.

To register for the Law-Tech Connect™ Workshop, please click here.

On April 5, 2024, the Company received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company of its noncompliance with Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Rule”) by failing to maintain a minimum stockholders’ equity of at least $2,500,000 required for continued listing on the Nasdaq Capital Market. In the Company’s Form 20-F filed on March 27th, the Company reported stockholders’ equity of C$407,716 (the equivalent of $308,897). Additionally, as of April 5th, the Company did not meet the alternative continued listing standards under the Nasdaq Listing Rules.

On March 28, 2024, the Company requested a hearing before an independent Nasdaq Hearings Panel (the “Panel”) regarding its previously disclosed bid price deficiency. The hearing before the Panel will be held on May 21, 2024. The hearing request automatically stayed any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. Pursuant to the Nasdaq Listing Rules, the Stockholders’ Equity Rule deficiency serves as an additional and separate basis for delisting. The Panel will consider both deficiencies in rendering a determination regarding the Company’s continued listing on Nasdaq. In that regard, pursuant to the Nasdaq Listing Rules, the Panel has the discretion to grant an additional extension period with regard to the Stockholders’ Equity Rule deficiency that can expire as late as October 2, 2024. At the hearing, the Company will be asked to provide a plan to regain compliance with both deficiencies to the Panel. The Company intends to present a plan to regain compliance with both deficiencies and request the continued listing of its common shares on Nasdaq pending such compliance. However, there can be no assurance that the Panel will grant the Company’s request or that the Company will ultimately regain compliance with all applicable requirements for continued listing on Nasdaq.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in XPONENTIAL 2024, as well as statements regarding the cutting-edge delivery solutions for aerial logistics, and the preview of exciting product developments yet to be announced. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.